Via Facsimile and U.S. Mail
Mail Stop 6010

May 24, 2006

Mr. Steven D. Skolsky
Chief Executive Officer
Trimeris, Inc.
3500 Paramount Parkway
Morrisville, NC 27560

Re: **Trimeris, Inc.**
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Quarterly Period Ended March 31, 2006
File No. 000-23155

Dear Mr. Skolsky:

We have limited our review of the above filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and …, page 35

Liquidity and Capital Resources, page 44

Contractual Obligations, page 46

1. Please provide us a revised contractual obligations table that reflects an undiscounted amount for your other long-term liabilities in order to show investors the full contractual amount due for these obligations.

Financial Statements, page F-1

Notes to Financial Statements, page F-7

9. Roche Collaboration, page F-19

2. For this collaboration agreement and for each of the agreements discussed under Note 10, please provide us, in disclosure-type format, the amount of compensation earned and costs incurred under these agreements, consistent with paragraph 14(b) of SFAS 68.

10. Other Collaborations, page F-22

3. Please provide us, in disclosure-type format, the maximum amount of potential milestone obligations under each agreement and a general description of the events that would trigger these payments.

Form 10-Q for the Quarterly Period Ended March 31, 2006

Part I – Item 2. Management's Discussion and Analysis of Financial …, page 14

Non-GAAP Financial Measures, page 22

4. This non-GAAP measure appears to be prohibited by Item 10(e)(1)(ii)(B) of Regulation S-K and Answer 8 to the *Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures* posted on our website, since you appear to have not met the burden of demonstrating the usefulness of such measure. Please confirm that you will cease disclosing a measure that removes the non-cash stock compensation expense.

* * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Keira Ino, Staff Accountant, at (202) 551-3659 or Oscar Young, Senior Staff Accountant, at (202) 551-3622 if you have questions regarding the comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant